SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 5)*

MasTec, Inc.

(Name of Issuer)

Common Stock, Par Value $.10 Per Share

(Title of Class of Securities)

576323109

(CUSIP Number)

Jorge Mas

MasTec, Inc.

800 Douglas Road, 12th Floor

Miami, Florida 33134

(305) 599-1800

(Name, address and telephone number of person authorized to receive notices and communications)

March 2, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jorge Mas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,043,100
	8	SHARED VOTING POWER 826,000
	9	SOLE DISPOSITIVE POWER 10,043,100
	10	SHARED DISPOSITIVE POWER 826,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,869,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.60%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jorge Mas Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,925,400
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 9,925,400
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,925,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.42%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jorge Mas Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,925,400
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 9,925,400
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,925,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.42%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jose Mas Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 425,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 425,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.53%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mas Equity Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 276,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 276,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mas Equity Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 276,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 276,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mas Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 125,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 125,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%
14	TYPE OF REPORTING PERSON CO

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D is filed jointly on behalf of Jorge Mas, Jorge Mas Holdings I, LLC (“JM Holdings I”), Jorge Mas Holdings, LLC (“JM Holdings”), Jose Mas Irrevocable Trust (“JR Trust”), Mas Equity Partners III, LLC (“Mas Partners III”), Mas Equity Partners, LLC (“Mas Partners”), Mas Family Foundation, Inc. (“Family Foundation”) (collectively, the “Reporting Person”). This Amendment No. 5 to Schedule 13D amends and updates the statements on Schedule 13D previously filed by the Reporting Person on November 14, 2004 (the “2004 Schedule 13D”) with respect to the Common Stock, $.10 par value (the “Common Stock”) of MasTec, Inc., a Florida corporation (the “Issuer”). The Reporting Person’s beneficial ownership has been properly reflected in the Issuer’s proxy statement since the 2004 Schedule 13D.

ITEM 1. Security and Issuer

This Schedule 13D (this “13D”) is filed with respect to the Common Stock, $.01 par value (the “Shares”), of the Issuer. The principal executive offices of the Issuer are located at 800 Douglas Road, Coral Gables, Florida 33134.

ITEM 2. Identity and Background

The information set forth below is identical for all of the Reporting Persons unless otherwise noted below.

(a) This 13D is filed by the Reporting Person.

(b) The Reporting Person’s address is at 800 Douglas Road, Coral Gables, Florida 33134.

(c) Jorge Mas’ principal occupation is Chairman of the Issuer. JM Holdings I, JM Holdings, Mas Partners III, Mas Partners, are passive investment vehicles. The JR Trust is an entity formed for family planning purposes. The Family Foundation is a not for profit corporation.

(d) To the best of the Reporting Person’s knowledge, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best of the Reporting Person’s knowledge, such person has not, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Jorge Mas is a citizen of the United States of America. JM Holdings I and JM Holdings are Florida limited liability companies. Mas Partners III and Mas Partners are Delaware limited liability companies. The Family Foundation is a Florida not-for-profit corporation. The JR Trust is a trust formed under a trust instrument governed by the laws of the state of Florida.

ITEM 3. Source and Amount of Funds or Other Consideration.

On March 2, 2012, Jorge L. Mas Canosa Holdings I Limited Partnership made a pro-rata distribution of shares of the Issuer resulting in the Jorge Mas’ beneficial ownership being reduced by 1,159,100 shares.

ITEM 4. Purpose of Transaction.

The description of the share distribution reflected in Item 3 to this 13D is hereby incorporated by reference in this Item 4.

ITEM 5. Interest in Securities of the Issuer.

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Jorge Mas	10,869,100	(2)	13.60%
JM Holdings I	9,925,400		12.42%
JM Holdings	9,925,400		12.42%
JR Trust	425,000		.53%
Mas Partners III	276,000		.35%
Mas Partners	276,000		.35%
Family Foundation	125,000		.16%

(1)	The percentage of beneficial ownership is based upon 79,911,689 shares of Common Stock outstanding as of November 30, 2015.
(2)	The shares beneficially owned by Jorge Mas include: 9,925,400 shares owned by JM Holdings I, which is controlled by JM Holdings, of which Jorge Mas is the sole member; 425,000 shares owned by the JR Trust of which Jorge Mas is a trustee, 276,000 shares owned by Mas Partners III, in which Mas Partners is a member and of which Jorge Mas is the sole member; 125,000 shares owned by the Family Foundation, a Florida not-for-profit corporation, of which Jorge Mas is the president and member of the Board of Director; and 117,700 shares owned individually by Jorge Mas.

The Reporting Person’s response to Item 3 to this 13D is hereby incorporated by reference in this Item 5. The Reporting Person’s responses to cover page Items 7 through 10 of this 13D are hereby incorporated by reference in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filer Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED as of this 18th day of December, 2015.

/s/ Jorge Mas
Name:	Jorge Mas

JORGE MAS HOLDINGS I, LLC

By:	/s/ Jorge Mas

Name:	Jorge Mas
Title:	President

JORGE MAS HOLDINGS, LLC

By:	/s/ Jorge Mas

Name:	Jorge Mas
Title:	Manager

JOSE MAS IRREVOCABLE TRUST

By:	/s/ Jorge Mas

Name:	Jorge Mas
Title:	Trustee

MAS EQUITY PARTNERS III, LLC

By:	/s/ Jorge Mas

Name:	Jorge Mas
Title:	Member of Mas Equity Partners, LLC

MAS EQUITY PARTNERS, LLC

By:	/s/ Jorge Mas

Name:	Jorge Mas
Title:	Member

MAS FAMILY FOUNDATION, INC.

By:	/s/ Jorge Mas

Name:	Jorge Mas
Title:	President

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filer Agreement